5 December 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 115,000 Reed Elsevier PLC ordinary shares at a price of 863.9214 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 98,759,884 ordinary shares in treasury, and has 1,168,058,420 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 41,274,970 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 66,500 Reed Elsevier NV ordinary shares at a price of €15.3057 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 60,497,693 ordinary shares in treasury, and has 673,389,796 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 23,884,606 shares.